File No. 812-15893

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of the Application of:

CION GROSVENOR INFRASTRUCTURE MASTER FUND, LLC

100 Park Avenue, 25th Floor

New York, NY 10017

GCM GROSVENOR PRIVATE EQUITY CAPITAL OPPORTUNITIES FUND, GCM Grosvenor L.P., GCM Grosvenor Wealth L.P.

900 North Michigan Avenue, Suite 1100

Chicago, IL 60611-6558

Alpha Z Infrastructure VI (Master), L.P., Alpha Z PE Co-Investments II (Master), L.P., Asga Lux SCSp SICAV-RAIF - Sub-Fund II – GCM, CRPTF-GCM Emerging Manager Partnership L.P., GCM Grosvenor Advance Fund II, L.P., GCM Grosvenor Chicago Emerging Managers, L.P., GCM Grosvenor Custom Co-Investment Master Fund, L.P., GCM Grosvenor CUSTOMIZED INFRASTRUCTURE STRATEGIES III, L.P., Electrical Workers Infrastructure Fund, L.P., GCM Grosvenor Edisto, L.P., GCM Grosvenor J Infrastructure Investment Fund 2024 (EURO) (Master), L.P., GCM Grosvenor J Infrastructure Investment Fund 2025 (EURO) (Master), L.P., GCM Grosvenor J Infrastructure Investment Fund 2024 (USD) (Master), L.P., GCM Grosvenor J Infrastructure Investment Fund 2025 (USD) (Master), L.P., GCM Grosvenor JI Investments, L.P., Labor Impact Fund, L.P., GCM Grosvenor Infrastructure Advantage Fund II, L.P., GCM Grosvenor GCF III Co-Investments, L.P., GCM Grosvenor Multi-Asset Class Master Fund III, L.P., GCM Grosvenor Multi-Asset Class Master Fund III (A), L.P., North Dakota Real Assets Fund, L.P., GCM Grosvenor Nest Sammelstiftung II, L.P. (2023-1 Investment Series), 2021 Infrastructure Compartment (Master), a Sub-Fund of Vertuo (Master) S.C.Sp SICAV-RAIF, 2025 Infrastructure Compartment (Master), a Sub-Fund of Vertuo (Master) S.C.Sp SICAV-RAIF, GCM Grosvenor - Dallas ERF Partnership II, L.P., GCM Grosvenor - Osool Investments, L.P., GCM Phoenix Investments Master, L.P., GCM Grosvenor Pacific, L.P., LTV Infrastructure (GCM) (Master), L.P., GCM Grosvenor Infrastructure Investment Program, L.P., Michigan Small & Emerging Manager Fund - GCM Grosvenor, L.P., GCM Grosvenor Cedar Infrastructure Investment Fund 2021 (Master), L.P., GCM Rockingham Partners, L.P., GCM SFMI INFRASTRUCTURE, L.P., GCM TEW Infrastructure Partners, L.P., Texas Emerging Managers Private Markets Program, L.P., GCM WPP Global Infrastructure, L.P., GCM WPP Global Infrastructure II LP, GCM WPP UK Infrastructure LP, GCM Grosvenor Infrastructure Opportunities Fund, SCSp, Raijin Infrastructure Master Fund, L.P., GCM Diversified Private Equity Investments, L.P., GCM Grosvenor Critical Infrastructure Solutions IV, L.P., GCM Grosvenor CIS IV Onshore Feeder Fund, L.P.

767 Fifth Avenue, 14th Floor

New York, NY 10153

AMENDMENT NO. 1 TO THE APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Girish S. Kashyap, Esq.
GCM Grosvenor L.P.
900 North Michigan Avenue, Suite 1100
Chicago, IL 60611-6558

GKashyap@gcmlp.com

Copies to:

Ryan P. Brizek, Esq.
Neesa P. Sood, Esq.
Simpson Thacher & Bartlett LLP
900 G Street, N.W.
Washington, D.C. 20001
(202) 636-5500
ryan.brizek@stblaw.com
neesa.sood@stblaw.com

April 6, 2026

I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission on September 25, 2024 (the “Prior Order”)2 that was granted pursuant to Sections 57(a)(4), 57(i) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.

•	CION Grosvenor Infrastructure Master Fund, LLC (the “CGIF Master Fund”), a Delaware limited liability company that is a non-diversified, closed-end management investment company registered under the 1940 Act that is operated as an interval fund;

•	GCM Grosvenor Private Equity Capital Opportunities Fund (“GPECOF” and together with the CGIF Master Fund, the “Existing Regulated Funds”), a newly organized Delaware statutory trust that is a non-diversified, closed-end management investment company registered under the 1940 Act;

•	GCM Grosvenor L.P. (“GCM Grosvenor”), an Illinois limited partnership registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and serves as the investment subadviser to the CGIF Master Fund and the investment adviser to the Existing Affiliated Funds (defined below), on behalf of itself and its successors[3];

•	GCM Grosvenor Wealth L.P. (“GCM Wealth” and together with GCM Grosvenor, the “Existing Advisers”), a Delaware limited partnership that has submitted an application on Form ADV to become registered as an investment adviser with the Commission under the Advisers Act and was formed to serve as investment adviser to the GPECOF, on behalf of itself and its successors; and

•	The investment vehicles identified in Appendix A, each of which is a separate and distinct legal entity and would be an investment company but for Section 3(c)(1), 3(c)(5) or 3(c)(7) of the 1940 Act (the “Existing Affiliated Funds” and together with the Existing Regulated Funds and the Existing Advisers, the “Applicants”).[4]

1Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

2CION Grosvenor Infrastructure Fund, et al. (File No. 812-15523), Release No. IC-35310 (August 30, 2024) (notice), Release No. IC-35334 (September 25, 2024) (order).

3The term successor, as applied to each Adviser, means an entity that results from a reorganization into another jurisdiction or change in the type of business organization.

4All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund5 and one or more Affiliated Entities6 to engage in Co-Investment Transactions7 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”8 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.9

5“Regulated Fund” means the Existing Regulated Funds and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

6“Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

7“Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.

8“Adviser” means the Existing Advisers, and any other investment adviser controlling, controlled by, or under common control with the Existing Advisers. The term “Adviser” also includes any internally-managed Regulated Fund.

9See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

II.	GENERAL DESCRIPTION OF THE APPLICANTS

GCM Grosvenor Inc. (“GCMG”), a publicly traded company, owns controlling interests in the Existing Advisers, and thus may be deemed to control the Regulated Funds and the Affiliated Entities. GCMG, however, is a holding company and does not currently offer investment advisory services to any person, is not expected to do so in the future, and will not be the source of any Co-Investment Transactions under the requested Order. Accordingly, GCMG has not been included as an Applicant.

A.	CGIF Master Fund / Master-Feeder Arrangement

The CGIF Master Fund is an externally managed, closed-end management investment company registered under the 1940 Act that operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act. The CGIF Master Fund is privately offered and is organized as a Delaware limited liability company. The CGIF Master Fund expects to be treated as a partnership for U.S. federal income tax purposes.

The CGIF Master Fund is part of a “master-feeder” structure with CION Grosvenor Infrastructure Fund (the “CGIF Feeder Fund”), a Delaware statutory trust that is a non-diversified, closed-end management investment company registered under the 1940 Act that is operated as an interval fund. The CGIF Feeder Fund’s investment objective is to seek to provide current income and long-term capital appreciation. The CGIF Feeder Fund pursues its investment objective by investing substantially all of its assets in the CGIF Master Fund. The CGIF Master Fund has the same investment objective as the CGIF Feeder Fund. The CGIF Master Fund seeks to achieve its investment objective by generating attractive risk-adjusted returns and current income through a variety of direct and indirect investments in infrastructure and infrastructure-related assets or businesses including but not limited to investment opportunities in the transportation, digital infrastructure, energy and energy transition and supply chain / logistics sectors and infrastructure adjacent businesses (e.g. social infrastructure and infrastructure services businesses) in such sectors. The CGIF Feeder Fund does not currently intend to rely upon the requested Order because it invests substantially all of its assets in the CGIF Master Fund. As a result, the CGIF Feeder Fund is not named as an Applicant. If the CGIF Feeder Fund subsequently relies on the Order as a Future Regulated Fund, it will comply with the terms and conditions of the Application.

GCM Grosvenor serves as the investment subadvisor to the CGIF Master Fund and is responsible for making investment decisions for the CGIF Master Fund’s entire portfolio. CION Grosvenor Management, LLC (“CGM”), a Delaware limited liability company registered as an investment adviser under the Advisers Act, serves as the investment adviser to the CGIF Master Fund pursuant to an investment management agreement between CGM and the CGIF Master Fund. CGM is a joint venture between GCMG and CION Investment Group, LLC.10 The CGIF Master Fund’s business and affairs are managed under the direction of a board of directors, which currently consists of six members, four of whom are not “interested” persons of the CGIF Master Fund within the meaning of Section 2(a)(19) of the 1940 Act (the “CGIF Master Board”).11

B.	GPECOF

GPECOF will operate as an externally managed, closed-end management investment company registered under the 1940 Act that will provide periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended. GPECOF is organized as a Delaware statutory trust. GPECOF has not commenced operations.

GPECOF’s investment objective is to seek to provide long-term capital appreciation. GPECOF will pursue its investment objective primarily through investments in private equity transactions in sectors including, but not limited to, business services, consumer staples, financials, healthcare, industrials, and information technology sectors. The business and affairs of GPECOF will be managed under the direction of a board of trustees, a majority of which will not be “interested” persons of GPECOF within the meaning of Section 2(a)(19) of the 1940 Act (the “GPECOF Board” and together with the CGIF Master Board and the boards of any Future Regulated Fund, the “Board”).

C.	GCM Grosvenor

GCM Grosvenor is an Illinois limited partnership registered as an investment adviser under the Advisers Act. GCM Grosvenor serves as the investment subadvisor to the CGIF Master Fund pursuant to Sub-Advisory Agreements with CGM and the respective entity. GCM Grosvenor identifies investment opportunities and executes on trading strategies for the CGIF Master Fund, subject to its investment guidelines.

10 CGM does not control, is not controlled by, and is not under common control with (and is not otherwise an affiliated person of) GCMG, and therefore CGM is not (i) an affiliated person (as defined in Section 2(a)(3) of the 1940 Act) of the Advisers, or (ii) an affiliated person of any affiliated person of an Adviser, except for any affiliation that could arise from the fact that CGM serves as the investment adviser to Regulated Funds that are sub-advised by GCM Grosvenor.

11 The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the 1940 Act.

D	GCM Wealth

GCM Wealth is a Delaware limited partnership that has submitted an application on Form ADV to become registered with the Commission under the Advisers Act and was formed to serve as investment adviser to GPECOF.

E.	The Existing Affiliated Funds

Each Existing Affiliated Fund is a privately-offered fund that would be an “investment company” but for Section 3(c)(1), Section 3(c)(5) or Section 3(c)(7) of the 1940 Act. Each Existing Affiliated Fund is advised by the Existing Advisers. A complete list of the Existing Affiliated Funds is included in Appendix A.12

III.	ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A.	Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”13 in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

12In the future, an Affiliated Entity may register as a closed-end management investment company under the 1940 Act and, if so registered, will be considered a Regulated Fund for purposes of this application.

13Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.	Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b).

Accordingly, with respect to the Existing Advisers, and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with the Existing Advisers, and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1.              Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.14

14Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.

2.              Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,15 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,16 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3.              Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.17

4.             No Remuneration. Any transaction fee18 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

15Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

16Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

17Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.

18Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

5.              Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.19

6.              Dispositions:

(a)            Prior to any Disposition20 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b)            Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.21

7.            Board Oversight

(a)            Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

19The Affiliated Entities may adopt shared Co-Investment Policies.

20“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

21“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

(b)            Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c)            At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d)            Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e)            The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8.            Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).22

9.            In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

22If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.

A.	Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B.	Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V.	PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).23 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

VI.	PROCEDURAL MATTERS

A.	Communications

23See, e.g., Wilshire Private Assets Master Fund, et al. (File No. 812-15889), Release No. IC-35955 (notice), Release No. IC-36016 (order); TCG Strategic Income Fund, et al. (File No. 812-15900), Release No. IC-35956 (notice), Release No. IC-36014 (order); Meketa Infrastructure Fund, et al. (File No. 812-15877), Release No. IC-35954 (notice), Release No. IC-36013 (order); Stepstone Private Credit Fund LLC, et al. (File No. 812-15962), Release No. IC-35943 (notice), Release No. IC-36007 (order); CAZ Strategic Opportunities Fund, et al. (File No. 812-15864), Release No. IC-35942 (notice), Release No. IC-36006 (order); Andalusian Credit Company, LLC, et al. (File No. 812-15814), Release No. IC-35944 (notice), Release No. IC-36003(order); The Pre-IPO and Growth Fund, et al. (File No. 812-15867), Release No. IC-35910 (notice), Release No. IC-35967 (order); Caryle Secured Lending, Inc., et al. (File No. 812-15836), Release No. IC-35911 (notice), Release No. IC-35959 (order); AMG Pantheon Master Fund, LLC, et al. (File No. 812-15932), Release No. IC-35905 (notice), Release No. IC-35950 (order); Forum Real Estate Income Fund, et al. (File No. 812-15907), Release No. IC-35899 (notice), Release No. IC-35949 (order); Hamilton Lane Private Assets Fund, et al. (File No. 812-15888), Release No. IC-35903 (notice), Release No. IC-35947 (order); AOG Institutional Fund, et al. (File No. 812-15868), Release No. IC-35861 (notice), Release No. IC-35934 (order); AB Private Credit Investors Corporation, et al. (File No. 812-15826), Release No. IC-35862 (notice), Release No. IC-35933 (order); Source Capital /DE/, et al. (File No. 812-15882), Release No. IC-35849 (notice), Release No. IC-35919 (order); Lafayette Square USA, Inc., et al. (File No. 812-15863), Release No. IC-35842 (notice), Release No. IC-35906 (order); Barings Corporate Investors, et al. (File No. 812-15800), Release No. IC-35826 (notice), Release No. IC-35904 (order); Onex Direct Lending Bdc Fund, et al. (File No. 812-15856), Release No. IC-35822 (notice), Release No. IC-35901 (order); Kayne Anderson Energy Infrastructure Fund, Inc., et al. (File No. 812-15843), Release No. IC-35835 (notice), Release No. IC-35878 (order); NB Private Markets Access Fund LLC, et al. (File No. 812-15831), Release No. IC-35827 (notice), Release No. IC-35877 (order); Oxford Square Capital Corp., et al. (File No. 812-15840), Release No. IC-35820 (notice), Release No. IC-35860 (order); Prospect Capital Corporation, et al. (File No. 812-15849), Release No. IC-35819 (notice), Release No. IC-35859 (order); Antares Private Credit Fund, et al. (File No. 812-15792), Release No. IC-35812 (notice), Release No. IC-35846 (order); Bain Capital Credit, LP, et al. (File No. 812-15818), Release No. IC-35815 (notice), Release No. IC-35838 (order); Star Mountain Lower Middle-Market Capital Corp., et al. (File No. 812-15855), Release No. IC-35797 (notice), Release No. IC-35832 (order); Columbia Credit Income Opportunities Fund, et al. (File No. 812-15685), Release No. IC-35800 (notice), Release No. IC-35831 (order); Monroe Capital Corporation, et al. (File No. 812-15798), Release No. IC-35799 (notice), Release No. IC-35830 (order); 1WS Credit Income Fund, et al. (File No. 812-15796), Release No. IC-35798 (notice), Release No. IC-35829 (order); MA Specialty Credit Income Fund, et al. (File No. 812-15853), Release No. IC-35795 (notice), Release No. IC-35825 (order); Willow Tree Capital Corporation, et al. (File No. 812-15845), Release No. IC-35792 (notice), Release No. IC-35823 (order); Axxes Opportunistic Credit Fund, et al. (File No. 812-15578), Release No. IC-35769 (notice), Release No. IC-35784 (order); Russell Investments New Economy Infrastructure Fund, et al. (File No. 812-15609), Release No. IC-35740 (notice), Release No. IC-35783 (order); 26North BDC, Inc., et al. (File No. 812-15835), Release No. IC-35750 (notice), Release No. IC-35782 (order); Crestline Lending Solutions, LLC, et al. (File No. 812-15628), Release No. IC-35741 (notice), Release No. IC-35781 (order); Rand Capital Corporation, et al. (File No. 812-15815), Release No. IC-35748 (notice), Release No. IC-35780 (order); Privacore VPC Asset Backed Credit Fund, et al. (File No. 812-15823), Release No. IC-35749 (notice), Release No. IC-35779 (order); Oaktree Strategic Credit Fund, et al. (File No. 812-15858), Release No. IC-35739 (notice), Release No. IC-35778 (order); Banner Ridge DSCO Private Markets Fund, et al. (File No. 812-15807), Release No. IC-35745 (notice), Release No. IC-35777 (order); TCW Steel City Perpetual Levered Fund LP, et al. (File No. 812-15661), Release No. IC-35743 (notice), Release No. IC-35776 (order); Gladstone Alternative Income Fund, et al. (File No. 812-15806), Release No. IC-35737 (notice), Release No. IC-35773 (order); Constitution Capital Access Fund, LLC, et al. (File No. 812-15794), Release No. IC-35734 (notice), Release No. IC-35772 (order); HarbourVest Private Investments Fund, et al. (File No. 812-15801), Release No. IC-35735 (notice), Release No. IC-35771 (order); Aksia LLC, et al. (File No. 812-15785), Release No. IC-35729 (notice), Release No. IC-35765 (order); TCW Direct Lending LLC, et al. (File No. 812-15821), Release No. IC-35730 (notice), Release No. IC-35757 (order); Fidelity Private Credit Fund, et al. (File No. 812-15799), Release No. IC-35731 (notice), Release No. IC-35656 (order); Main Street Capital Corporation, et al. (File No. 812-15808), Release No. IC-35723 (notice), Release No. IC-35755 (order); ISQ OpenInfra Income Fund, et al. (File No. 812-15764), Release No. IC-35722 (notice), Release No. IC-35751 (order); FS Credit Opportunities Corp., et al. (File No. 812-15706), Release No. IC-35520 (April 3, 2025) (notice), Release No. IC-35561 (April 29, 2025) (order).

Please address all communications concerning this Application, the Notice and the Order to:

Girish S. Kashyap, Esq.
GCM Grosvenor L.P.
900 North Michigan Avenue, Suite 1100
Chicago, IL 60611-6558
GKashyap@gcmlp.com

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Ryan P. Brizek, Esq.
Neesa P. Sood, Esq.

Simpson Thacher & Bartlett LLP
900 G Street, N.W.
Washington, D.C. 20001
(202) 636-5500
ryan.brizek@stblaw.com

neesa.sood@stblaw.com

B.	Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Existing Regulated Fund and Existing Affiliated Fund have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 6th day of April, 2026.

CION GROSVENOR INFRASTRUCTURE MASTER FUND, LLC

By:	/s/ Patrick T. Quinn
Name:	Patrick T. Quinn
Title:	Chief Legal Officer

GCM GROSVENOR PRIVATE EQUITY CAPITAL OPPORTUNITIES FUND

By:	/s/ Burke J. Montgomery
Name:	Burke J. Montgomery
Title:	Initial Trustee

GCM GROSVENOR L.P.

By:	/s/ Girish Kashyap
Name:	Girish Kashyap
Title:	Authorized Signatory

GCM GROSVENOR WEALTH L.P.

By:	/s/ Burke J. Montgomery
Name:	Burke J. Montgomery
Title:	Vice President and Secretary

Alpha Z Infrastructure VI (Master), L.P.
Alpha Z PE Co-Investments II (Master), L.P.
Asga Lux SCSp SICAV-RAIF - Sub-Fund II - GCM
CRPTF-GCM Emerging Manager Partnership L.P.
GCM Grosvenor Advance Fund II, L.P.
GCM Grosvenor Chicago Emerging Managers, L.P.
GCM Grosvenor Custom Co-Investment Master Fund, L.P.
GCM Grosvenor Customized Infrastructure Strategies III, L.P.
Electrical Workers Infrastructure Fund, L.P.
GCM Grosvenor Edisto, L.P.
GCM Grosvenor J Infrastructure Investment Fund 2024 (EURO) (Master), L.P.
GCM Grosvenor J Infrastructure Investment Fund 2025 (EURO) (Master), L.P.

GCM Grosvenor J Infrastructure Investment Fund 2024 (USD) (Master), L.P.
GCM Grosvenor J Infrastructure Investment Fund 2025 (USD) (Master), L.P.
GCM Grosvenor JI Investments, L.P.
Labor Impact Fund, L.P.
GCM Grosvenor Infrastructure Advantage Fund II, L.P.
GCM Grosvenor GCF III Co-Investments, L.P.
GCM Grosvenor Multi-Asset Class Master Fund III, L.P.
GCM Grosvenor Multi-Asset Class Master Fund III (A), L.P.
North Dakota Real Assets Fund, L.P.
GCM Grosvenor Nest Sammelstiftung II, L.P. (2023-1 Investment Series)
2021 Infrastructure Compartment (Master), a Sub-Fund of Vertuo (Master) S.C.Sp SICAV-RAIF
2025 Infrastructure Compartment (Master), a Sub-Fund of Vertuo (Master) S.C.Sp SICAV-RAIF
GCM Grosvenor - Dallas ERF Partnership II, L.P.
GCM Grosvenor - Osool Investments, L.P.
GCM Phoenix Investments Master, L.P.
GCM Grosvenor Pacific, L.P.
LTV Infrastructure (GCM) (Master), L.P.
GCM Grosvenor Infrastructure Investment Program, L.P.
Michigan Small & Emerging Manager Fund - GCM Grosvenor, L.P.
GCM Grosvenor Cedar Infrastructure Investment Fund 2021 (Master), L.P.
GCM Rockingham Partners, L.P.
GCM SFMI Infrastructure, L.P.
GCM TEW Infrastructure Partners, L.P.
Texas Emerging Managers Private Markets Program, L.P.
GCM WPP Global Infrastructure, L.P.
GCM WPP Global Infrastructure II LP
GCM WPP UK Infrastructure LP
GCM Grosvenor Infrastructure Opportunities Fund, SCSp
Raijin Infrastructure Master Fund, L.P.

GCM Diversified Private Equity Investments, L.P.
GCM Grosvenor Critical Infrastructure Solutions IV, L.P.
GCM Grosvenor CIS IV Onshore Feeder Fund, L.P.

By:	/s/ Girish Kashyap
Name:	Girish Kashyap
Title:	Authorized Signatory

VERIFICATION

The undersigned states that he has duly executed the foregoing Application for and on behalf of each entity listed below, that he is the authorized person of each such entity; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CION GROSVENOR INFRASTRUCTURE MASTER FUND, LLC

By:	/s/ Patrick T. Quinn
Name:	Patrick T. Quinn
Title:	Chief Legal Officer

GCM GROSVENOR PRIVATE EQUITY CAPITAL OPPORTUNITIES FUND

By:	/s/ Burke J. Montgomery
Name:	Burke J. Montgomery
Title:	Initial Trustee

GCM GROSVENOR L.P.

By:	/s/ Girish Kashyap
Name:	Girish Kashyap
Title:	Authorized Signatory

GCM GROSVENOR WEALTH L.P.

By:	/s/ Burke J. Montgomery
Name:	Burke J. Montgomery
Title:	Vice President and Secretary

Alpha Z Infrastructure VI (Master), L.P.
Alpha Z PE Co-Investments II (Master), L.P.
Asga Lux SCSp SICAV-RAIF - Sub-Fund II - GCM

CRPTF-GCM Emerging Manager Partnership L.P.
GCM Grosvenor Advance Fund II, L.P.
GCM Grosvenor Chicago Emerging Managers, L.P.
GCM Grosvenor Custom Co-Investment Master Fund, L.P.
GCM Grosvenor Customized Infrastructure Strategies III, L.P.
Electrical Workers Infrastructure Fund, L.P.
GCM Grosvenor Edisto, L.P.
GCM Grosvenor J Infrastructure Investment Fund 2024 (EURO) (Master), L.P.
GCM Grosvenor J Infrastructure Investment Fund 2025 (EURO) (Master), L.P.
GCM Grosvenor J Infrastructure Investment Fund 2024 (USD) (Master), L.P.
GCM Grosvenor J Infrastructure Investment Fund 2025 (USD) (Master), L.P.
GCM Grosvenor JI Investments, L.P.
Labor Impact Fund, L.P.
GCM Grosvenor Infrastructure Advantage Fund II, L.P.
GCM Grosvenor GCF III Co-Investments, L.P.
GCM Grosvenor Multi-Asset Class Master Fund III, L.P.
GCM Grosvenor Multi-Asset Class Master Fund III (A), L.P.
North Dakota Real Assets Fund, L.P.
GCM Grosvenor Nest Sammelstiftung II, L.P. (2023-1 Investment Series)
2021 Infrastructure Compartment (Master), a Sub-Fund of Vertuo (Master) S.C.Sp SICAV-RAIF
2025 Infrastructure Compartment (Master), a Sub-Fund of Vertuo (Master) S.C.Sp SICAV-RAIF
GCM Grosvenor - Dallas ERF Partnership II, L.P.
GCM Grosvenor - Osool Investments, L.P.
GCM Phoenix Investments Master, L.P.
GCM Grosvenor Pacific, L.P.
LTV Infrastructure (GCM) (Master), L.P.
GCM Grosvenor Infrastructure Investment Program, L.P.

Michigan Small & Emerging Manager Fund - GCM Grosvenor, L.P.
GCM Grosvenor Cedar Infrastructure Investment Fund 2021 (Master), L.P.
GCM Rockingham Partners, L.P.
GCM SFMI Infrastructure, L.P.
GCM TEW Infrastructure Partners, L.P.
Texas Emerging Managers Private Markets Program, L.P.
GCM WPP Global Infrastructure, L.P.
GCM WPP Global Infrastructure II LP
GCM WPP UK Infrastructure LP
GCM Grosvenor Infrastructure Opportunities Fund, SCSp
Raijin Infrastructure Master Fund, L.P.
GCM Diversified Private Equity Investments, L.P.
GCM Grosvenor Critical Infrastructure Solutions IV, L.P.
GCM Grosvenor CIS IV Onshore Feeder Fund, L.P.

By:	/s/ Girish Kashyap
Name:	Girish Kashyap
Title:	Authorized Signatory

APPENDIX A

Existing Affiliated Funds

Alpha Z Infrastructure VI (Master), L.P.
Alpha Z PE Co-Investments II (Master), L.P.
Asga Lux SCSp SICAV-RAIF - Sub-Fund II – GCM
CRPTF-GCM Emerging Manager Partnership L.P.
GCM Grosvenor Advance Fund II, L.P.
GCM Grosvenor Chicago Emerging Managers, L.P.
GCM Grosvenor Custom Co-Investment Master Fund, L.P.
GCM Grosvenor Customized Infrastructure Strategies III, L.P.
Electrical Workers Infrastructure Fund, L.P.
GCM Grosvenor Edisto, L.P.
GCM Grosvenor J Infrastructure Investment Fund 2024 (EURO) (Master), L.P.
GCM Grosvenor J Infrastructure Investment Fund 2025 (EURO) (Master), L.P.
GCM Grosvenor J Infrastructure Investment Fund 2024 (USD) (Master), L.P.
GCM Grosvenor J Infrastructure Investment Fund 2025 (USD) (Master), L.P.
GCM Grosvenor JI Investments, L.P.

Labor Impact Fund, L.P.
GCM Grosvenor Infrastructure Advantage Fund II, L.P.
GCM Grosvenor GCF III Co-Investments, L.P.
GCM Grosvenor Multi-Asset Class Master Fund III, L.P.
GCM Grosvenor Multi-Asset Class Master Fund III (A), L.P.
North Dakota Real Assets Fund, L.P.
GCM Grosvenor Nest Sammelstiftung II, L.P. (2023-1 Investment Series)
2021 Infrastructure Compartment (Master), a Sub-Fund of Vertuo (Master) S.C.Sp SICAV-RAIF
2025 Infrastructure Compartment (Master), a Sub-Fund of Vertuo (Master) S.C.Sp SICAV-RAIF
GCM Grosvenor - Dallas ERF Partnership II, L.P.
GCM Grosvenor - Osool Investments, L.P.
GCM Phoenix Investments Master, L.P.

GCM Grosvenor Pacific, L.P.
LTV Infrastructure (GCM) (Master), L.P.
GCM Grosvenor Infrastructure Investment Program, L.P.
Michigan Small & Emerging Manager Fund - GCM Grosvenor, L.P.
GCM Grosvenor Cedar Infrastructure Investment Fund 2021 (Master), L.P.
GCM Rockingham Partners, L.P.
GCM SFMI Infrastructure, L.P.
GCM TEW Infrastructure Partners, L.P.
Texas Emerging Managers Private Markets Program, L.P.
GCM WPP Global Infrastructure, L.P.
GCM WPP Global Infrastructure II LP
GCM WPP UK Infrastructure LP
GCM Grosvenor Infrastructure Opportunities Fund, SCSp
Raijin Infrastructure Master Fund, L.P.

GCM Diversified Private Equity Investments, L.P.
GCM Grosvenor Critical Infrastructure Solutions IV, L.P.
GCM Grosvenor CIS IV Onshore Feeder Fund, L.P.

EXHIBIT A

Resolutions of the Board of Directors of the CION Grosvenor Infrastructure Master Fund, LLC (the “Fund”)

WHEREAS, CION Grosvenor Management, LLC (the “Adviser”) recommends that the Fund submits a Co-Investment Exemptive Application (the “Exemptive Application”) for an order of the Securities and Exchange Commission (the “SEC”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 thereunder permitting certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

NOW, THEREFORE, BE IT:

RESOLVED, that the officers of the Fund (the “Officers”) be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause the Exemptive Application to be executed, delivered and filed with the SEC, substantially in the form discussed with the Board at this meeting; and

FURTHER RESOLVED, that the Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Fund, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application, together with such exhibits and other documents thereto, as are satisfactory in form and substance to counsel to the Fund in order to effectuate the foregoing, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by the Officers, on or prior to the date hereof, in the name and on behalf of the Fund in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Fund; and

FURTHER RESOLVED, that the Officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the Officer may deem necessary and to identify by such Officer’s signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval of any document, instrument or provision or any addition, deletion or change in any document or instrument.

Exh. A-1

Resolutions of the Sole Trustee of GCM Grosvenor Private Equity Capital Opportunities Fund (the “Fund”)

WHEREAS, the Trustee deems it is advisable and in the best interest of GCM Grosvenor Private Equity Capital Opportunities Fund (the “Fund”) to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-l promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder.

NOW, THEREFORE, BE IT RESOLVED, that the officers of GCM Grosvenor Wealth L.P., and the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in their name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, in substantially the form presented to the Board, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further

RESOLVED, that any and all actions previously taken by the Fund or any of their directors, trustees or officers, as applicable, in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.

Exh. A-2